Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

The following is a transcript of a conference call held on June 18, 2021 relating to the announcement of the proposed business combination between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Leo on June 21, 2021.

Moderator: Welcome to the Local Bounti Investor Presentation.

Before we begin, I refer you to the legal disclaimer at the beginning of the written investor presentation, which has been filed with the SEC regarding forward-looking statements, projected financial information, non-GAAP disclosures, and where to find additional information, among other matters.

The presentation includes certain statements that are not historical facts but are forward-looking statements, which are based on Leo Holdings III Corp’s and Local Bounti’s expectations as of the date hereof. These forward-looking statements should not be relied upon as representing Leo Holdings III Corp’s and Local Bounti’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

These statements, including projections, are not predictions of actual performance and are subject to risks and uncertainties as further described in the presentation. Such projections are not indicative of future performance and have not been audited, reviewed, or compiled by either company’s independent registered auditors. Additionally, the presentation includes third party industry and market data, which has not been verified and is subject to change.

This presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain financial measures included in the presentation, including projections, are not presented in accordance with GAAP. Such non-GAAP measures should not be considered in isolation and you are cautioned that such measures may not be comparable to similarly titled measures used by other companies.

Craig: Good morning everyone and welcome. My name is Craig Hurlbert, the co-founder, co-CEO of Local Bounti. With me today is Travis Joyner also the co-founder and co-CEO of Local Bounti and Ed Forst the chairman of Leo Holdings III. We have a tremendous amount of ground to cover today. It’s a very exciting day for everybody at Local Bounti. I’d like to kick off by letting Ed talk a little bit about the transaction highlights. Ed?

Ed: Thanks very much, Craig, for the introduction. I’m Ed Forst and I’m the chairman of Leo Holdings and Lion Capital. On behalf of my colleagues, we could not be more proud and pleased to be the endorsers of Local Bounti and this outstanding team. Our foundation firm, Lion Capital, was formed 16 years ago by my partners Lyndon and Robert and over the course of four funds they deployed about $9 billion of capital under the singular theme of the consumer. In fact, about 40% of the investment was in the food and beverage space and what was common is we’re looking for brands with great innovation that really understood the consumer behavior.

Some of those businesses were Kettle Chips, AllSaints, Wagamama, Jimmy Choo Shoes, Orangina, Weetabix, True Food Kitchen now and also recently the Gordon Ramsay North America Restaurant franchise. Two and a half years ago in looking at what’s next and how to better deploy investors capital, the SPAC space is one where we spent a lot of time. We went ahead and we focused on it because unlike the private equity business, where you’re on the clock especially on the backend of the deal, in the SPAC space this is much more of a permanent capital opportunity. You choose when to go ahead on your own merits and begin to monetize those investments.

We wanted to reimagine the consumer commitment as to what’s next. We wanted to find some businesses where you can inject a little bit of science to them as well and really importantly, to find leadership teams that could execute sustainably where they could widen that gap between revenues and expenses over the medium term. That believed in wrapping an important brand around what they were doing, but they were a team that were at their foundation industrialists and they could get it done. We absolutely found all that with Local Bounti. As the Leo team, we cultivated our own board of advisors.

People that include Scott McNealy, co-founder of Sun Microsystems. Imran Khan who was the chief development officer at Snap and helped bring that company public. Mary Minnick who was the president of marketing of Coca-Cola and others. They’ve been just incredibly essential to helping us identify, evaluate and prosecute what we believe are the best ideas. We began to look at the CEA space quite some time ago. This is a massive planet problem and a massive opportunity to address that planet problem.

We looked at several firms. We looked at different teams, philosophies, angles, pacing of the businesses, cultures, but we also bluntly really focused on unit economics because, at the end of the day, the way you create that gap between revenues and expenses over the medium term is making it happen with unit economics.

How you could find the team, which we did, who can bring concept to execution, who believe in brand, who believe in sustainability for the goodness of sustainability, but also economic sustainability. Again, the winners will be driven by that, who wrap themselves in tremendous unit economics, maniacally focused on that.

I think it’s pivotal. This team has done it before. They’ve run businesses before, they have great past experiences and acquired wisdom, that’ll help make a difference here. This is a sound value proposition. When we look at Local Bounti versus the others, it was candidly, a no-brainer. We believe the valuation the business is coming out at is asymmetric to the upside.

We believe this is a great investment opportunity that is grounded in realism. In my past, I’ve been CEO of Cushman & Wakefield, the CEO of Goldman Sachs Asset Management, ran underwriting committees, and that over my career probably looked at 8,000 to 10,000 different business opportunities.

You guys have the character, you have the competence, you have the mileage, you have the focus and you are making it happen right now. We are really, really pleased and honored to be a part of this, to be your right hand, to be bringing this company to the public markets. Thank you for that opportunity. If I could turn the page just for a minute to the transaction summary, we have $275 million in cash in trust, we have a $125 million PIPE.

The enterprise value we think is incredibly attractive. 1.6 times 2025 revenue, and under four times 2025 EBITDA. Looking at all of the other businesses that have come public, that are valued in the private markets, we think this is really terrifically priced and value-focused. There is plenty of cash to go ahead and to cover what’s needed for operations, no additional requirements.

This is a fully-funded business plan. The other thing that matters a lot to us, everybody’s rolling over. There’s over 55% existing shareholder rollover. There’s our shares that come, there’s the PIPE investors. The leadership team is very focused on acquiring more equity over time through compensation. When we put all that together, this speaks to I think, great alignment of interest. We’re proud to be a part of it. Craig, I’m happy to turn it back to you now. Thank you.

Craig: As I’m sure most of you know, the world is facing to some degree or another an imminent agricultural crisis. It’s estimated that we will require 70% more food in just the next 30 years and yet 30% of the farmable land in the US alone has been lost over the last 40 years. If anything, COVID has only magnified this challenge. The industry has been ready for a technology-driven disruption and that’s exactly what Controlled Environmental Agriculture does. It provides a sustainable solution to a growing problem. Having spent most of my summers as a child on our dryland wheat farm in northeastern Montana, it’s very exciting for me to be part of the revolution and this disruption to traditional agriculture.

It was clear to Travis and I that Controlled Environmental Agriculture or CEA was going to play a big role in solving for this global agricultural challenge. We view CEA as the future of farming. There are many obvious reasons for this, like 90% less water usage, 90% less land usage, no herbicides and pesticides, fewer food miles between where the product is consumed and where the product is produced, year-round production, and improved worker welfare, just to name a few.

CEA, at the end of the day, delivers a more reliable food supply system that is much more sustainable and that’s just a great combination. We also talked to retailers and end consumers who are frustrated with the huge amount of waste that they were realizing. All major global corporations have adopted serious sustainability targets. This is certainly the case with the big food businesses. Waste is clearly on their radar.

Local Bounti is addressing a significant market opportunity. Our products simply last longer. Because of the way they’re grown and harvested, Local Bounti products have way less bacteria than traditionally grown agriculture, and bacteria is what causes produce to degrade. Where traditionally grown lettuce will last three to five days in your fridge, our product will last three to five weeks. This is a game-changer for both the retailer and the end consumer.

Our produce is a replacement product for traditionally grown agriculture. It’s one of the rare cases where technology can produce a superior product. In this case, one that tastes better, has better texture, lasts longer, and is way more sustainably grown, all at the same price point. The total available market for the U.S. alone estimated by 2025 is $30 billion and less than 1% of that is farmed indoors today. We are focused on a 17-state region in the western United States initially. The total available market for this region is $10.6 billion. We will be the first mover in this region which has many obvious advantages.

I think it’s important for you to understand why we started Local Bounti in the first place. As I mentioned a moment ago, Travis and I were convinced that CEA was going to play a major role in solving for the traditional agricultural challenge. As a result, we started looking to make an investment in the CEA industry. However, after doing exhaustive due diligence, we couldn’t find a business that we felt embodied all of the characteristics necessary to succeed over the long term in a high-growth, capital intensive, global, commodity-based market.

The major reason we didn’t make an investment at that time was because we felt strongly the industry as a whole was not focused enough on unit economics and all of the advantages that come with great unit economics. We were confused and disappointed by this maybe because we came from the energy space where unit economics is everything. So we set out to change that and we’ve done exactly that. Because we took a clean-sheet approach, we were able to move quickly with only a small amount of equity. This is something our whole team is very proud of, capital efficiency or being good stewards of capital.

The progress we’ve made in just three short years. I’d like to highlight a few of our major accomplishments. First, we’ve built out our first commercial scaled facility. It’s up and running and we are currently delivering produce to over 150 grocery stores and that number will expand to over 400 grocery stores next month. Our first facility has proven that our patent-pending Stack and Flow technology is able to yield 1 1/2 to 2 times that of our competition. Based on these results, we’re currently expanding our first facility by more than two times. Second, we’ve located and secured our second facility location which will be roughly three times the size of our expanded first facility.

The design is complete, EPC contracts are secured, and we’re scheduled to break ground on this facility in the next 30 days. We intentionally applied a go slow at first so we could go fast later facility rollout strategy. This is why our first facility started with 5 bays and then is being expanded to 12 now and also why our future facilities will be much bigger. This approach has many benefits like further perfecting our engineering and plant design, pressure testing our entire supply chain, proving out our production assumptions, ensuring that we have the right skill sets on board, but most importantly, doing all this in a capital-efficient manner.

As a result, we are now in a cookie-cutter facility built out mode, thus able to scale our business quickly. Just to note, this go slow to go fast strategy is a concept Travis and I pulled from the industrial and energy world which is commonplace. We’ve also entered into an agreement with multiple strategics to help us get to market. In addition, we currently have seven SKUs that we are putting into the marketplace. Tremendous, tremendous progress at Local Bounti in a short period of time.

From the very beginning, we focused on differentiating Local Bounti in four main ways. First, a complete and total focus on unit economics, what we like to call high-yield and low-cost. This manifests in virtually every decision we make. It impacts how we design our facilities, which technologies we innovate around, where we locate our facilities, the people we hire, and in countless other ways. Second, local, it’s so important to be local. We built it right into the name of our company, Local Bounti. We saw that customers love local products. In some cases, they’ll even pay more for local products.

However, this meant that our business had to embrace a distributed facility model and that would be a challenge we would need to back solve for which we have done. Third, brand and product diversity. Having a brand is a critical part of building a sticky relationship with the consumer, while at the same time differentiating ourselves from our competition. Also, branded companies typically trade at a higher multiple. Finally, sustainability. For us, sustainability has to be driven around the measurements and I’ll touch on that on the next slide.

Sustainability is one of the most important global business initiatives of my lifetime. It’s no longer something we can afford to give lip service to. Sustainability is not philanthropy. It needs to be rooted in sound business principles. Local Bounti touches on 10 of the 17 United Nations Sustainable Development Goals directly and all 17 of those goals indirectly. However, we believe the next big step in the sustainability movement is accurate measuring.

Our chief sustainability officer has secured his GRI certification and will be working to ensure that we’re tracking our progress against ourselves and against others. We have designed our facility systems to produce the necessary information, so that we can accurately gather the data required to do this. With that, I would like to turn it over to Travis Joyner, our co-founder and co-CEO at Local Bounti, and my best friend. Travis is going to spend some time talking about Local Bounti’s Stack and Flow technology, and how we are the farm of the future.

Travis: Thanks, Craig. Efficiency is embedded in the DNA of Local Bounti’s culture and people. We focus on efficiency in every area of our business: in our crop yields, sustainable use of resources, cost and capital efficiency, product logistics, and people. The result: we drive tremendous value to our constituents. The consumer gets more value for the same price with products that last weeks longer in the fridge. The grocer who is used to 10% to 30% shrink in this category has tremendous cost and headache savings. Our capital partners get a better risk-reward relationship with decreasing variability in production, and we drive tremendous value to our planet through more resource-efficient systems.

This all results in a win-win for Local Bounti and our constituents. When we began to learn about controlled environment agriculture, the first thing we did was diligence the different technology options. We studied vertical farming and greenhouse farming. What we found was that vertical farming, while it had the potential to be high yield, it was also high cost. Greenhouse technology on the other hand, while it was lower cost it was also lower yield. We founded Local Bounti around the principle of high yield and low cost.

As we began to design our facility, every facility investment decision was looked at through the lens of ROI and ultimately driving the most impactful variable to unit economics, which is shortening that crop greenhouse cycle. We found that the best way to reduce the crop greenhouse cycle and increase the number of turns of the farm per year was to take the best of vertical farming and the best of greenhouse farming in a hybrid technology model that we call Stack and Flow.

What we do, is we stack as many levels and plants in a space in an energy-efficient vertical farm before they then flow to the greenhouse for their final grow out. The tremendous space and energy efficiency unlocked with Stack and Flow ultimately drives higher yields, the ability to produce more SKUs over time, and a more sustainable footprint.

We have a pioneer patent pending on Stack and Flow with a portfolio of follow-on patents identified and in process. We have seven retail-ready SKUs that will occupy three different areas of the grocery store. The cut lettuce cold case, end-cap for our living herbs, and the wet case for our living butter lettuce. Having more SKUs and occupying more areas of retail ultimately enables us to replace more field-grown products and increase brand awareness with our customers. Brand has been important to us from the very beginning.

Josh White, our CMO, has been the brand architect at Local Bounti and he’s an industry veteran who has played a pivotal role in building major brands such as Chobani and Maple Hill organic. This is a dream product for our in-house creative team. Like Chobani, it’s superior in taste extra flavor, it’s also longer-lasting. Our lettuce SKUs are lasting in excess of 30 days in our home refrigerators, and our living herbs have lasted more than 60 days in our home window sells and we get to brand local, pesticide-free, sustainably grown and non-GMO. Our high yield low-cost product and SKU diversity focus has really driven our investment thesis.

We’re investing in the continued development of our patent-pending Stack and Flow technology to achieve higher yields at lower costs. We’re also investing in optimized non-GMO seeds that have the potential to increase yield and also increase product quality. Further, we are investing in computer vision, AI, and automation that will result in less facility waste, less direct labor, and higher facility efficiency. The net result of these investments is favorable facility and unit economics. Our go-to-market strategy is land, brand, expand. We have the opportunity to be a first-mover across the 17-state region and we are placing our facilities to solve for distribution efficiency and just in time delivery.

Our strategically located facilities will deliver local product to more places and by being local to more customers, we’ll drastically reduce both food miles and time in cold chain resulting in less food waste for the grocer and the consumer. As we land in more grocery stores, we plan to brand and expand. We have four SKUs in cut lettuce today, we have another eight targeted. We have two SKUs of living herbs today, we have another three identified. We have one SKU of living lettuce today with three more on the way and eventually we also want to move into the lettuce flight case.

Unique branded packaging is key. We highlight our brand promise: quality, fresh, longer-lasting, and local. We plan to stand out and build a brand that matters. Remember, the ability to produce a variety of SKUs profitably is driven by our Stack and Flow model. Having strong unit economics will give us the ability to take more segments of the field-grown market faster than our competitors.

Our long-term plan is to brand and expand into three to five areas of retail and build a substantial brand presence of 30 to 40 SKUs over time. Having a great brand story is so important to ultimately winning the hearts and minds of customers but it’s equally important to building a great management team. The Local Bounti story resonates with people on a basic human level, people want to be a part of a great story and Local Bounti has a great story.

This has helped us build a team of diverse professionals. Our collective experience spans industrial, energy, cleantech, CPG, manufacturing, and production agriculture. Diverse experience enables us to leverage existing knowledge and experience from adjacent industries whenever we can. Additionally, we recently added Mark Nelson to our board. Mark was the COO and most recently the CFO at Beyond Meat and he shares our maniacal focus around unit economics.

Craig: No matter where you are in the world, you’re local. When it comes to a high-quality food supply system, local is best. Being local is so important to us, we built it right into the name of our company, Local Bounti. Local is in our DNA. Our vision of local is smart, sustainable and super fresh. But it’s even more important than that, local guides our mission to build local facilities based in local communities, enabling local farmers to deliver long-lasting, delicious pesticide-free, non-GMO greens to local families. That’s Local Bounti.

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.